Exhibit 3.1

REGISTERED OFFICE CERTIFICATE

OF

SILEXION THERAPEUTICS CORP
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Registered Office of Silexion Therapeutics Corp (the “Company”) DO HEREBY CERTIFY that the following is a true extract of the ordinary resolution passed at the 2025 annual general meeting by the shareholders of the Company dated July 14th 2025, effective on July 28th 2025 and that such resolution has not been modified.

“Proposal 3
Reverse Split Proposal

RESOLVED, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum bid price requirement for the continued listing of the ordinary shares of the Company on the Nasdaq Global Market or the Nasdaq Capital Market and initially adjusting the market price of the ordinary shares to be within a range of $3.00 to $10.00 (or above that range), the authorized share capital of the Company be consolidated as follows:

from US$20,000 divided into 22,222,222 ordinary shares of a par value of US$0.0009 each,

to US$20,000 divided into 1,481,482 ordinary shares of a par value of US$0.0135 each by

(a) the consolidation of all 8,692,392 issued ordinary shares of a par value of US$0.0009 into 579,493 issued ordinary shares of a par value of US$0.0135, and

(b) the consolidation of all 13,529,830 unissued ordinary shares of a par value of US$0.0009 into 901,989 unissued ordinary shares of a par value of US$0.0135.”

/s/ Charlotte Cloete
Charlotte Cloete
for and on behalf of
Conyers Trust Company (Cayman) Limited
Registered Office

Dated this 28th July 2025